SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                              EASTERN ENTERPRISES
            (Exact name of registrant as specified in its charter)

                                    1-2297
                           (Commission File Number)

                               9 Riverside Road
                         Weston, Massachusetts  02493
                                (781) 647-2300
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, Par Value $1.00 Per Share
           (Title of each class of securities covered by this Form)

                                     None
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a) (1) (i)     [X]                Rule 12h-3(b) (1) (ii)    [ ]
Rule 12g-4(a) (1) (ii)    [ ]                Rule 12h-3(b) (2) (i)     [ ]
Rule 12g-4(a) (2) (i)     [ ]                Rule 12h-3(b) (2) (ii)    [ ]
Rule 12g-4(a) (2) (ii)    [ ]                Rule 15d-6                [ ]
Rule 12h-3(b) (1) (i)     [X]




Approximate number of holders of record as of the certification or notice date: Common Stock - 1

KeySpan Corporation ("KeySpan") is the sole holder of record of the securities listed above as of the date hereof pursuant to the merger (the "Merger") of ACJ Acquisition LLC, a wholly owned subsidiary of KeySpan, into Eastern Enterprises ("Eastern"), which was consummated on November 8, 2000.

Pursuant to the requirements of the Securities Exchange Act of 1934, Eastern has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                        EASTERN ENTERPRISES



                                        BY: /s/ Walter J. Flaherty
                                            Name:   Walter J. Flaherty
                                            Title:  Executive Vice President
                                                    and financial Officer

DATE:  November 8, 2000





































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